UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: July 1, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom and Dhabi Group announce completion of

Mobilink and Warid transaction

Combined entity to serve over 50 million customers as Pakistan’s leading high-speed mobile network

Amsterdam/Cairo/Islamabad (1 July 2016) – VimpelCom, Global Telecom Holding (GTH), together with Warid Telecom Pakistan and Bank Alfalah (Dhabi Group shareholders), today announced the completion of the transaction to merge Pakistan Mobile Communications Limited (Mobilink) and Warid Telecom (Warid), creating Pakistan’s next generation digital telecommunications provider.

Over 50 million customers in Pakistan will benefit from high-speed mobile telecommunications and a best-in-class digital mobile network. The combined Mobilink and Warid entity will be the leading telecommunications provider of 2G, 3G and LTE services in Pakistan, providing higher quality national voice and data coverage, faster downloads, and a wider portfolio of products and services.

Jean-Yves Charlier, Chief Executive Officer of VimpelCom, said: “VimpelCom continues to make significant progress against its transformation program. This market consolidation represents a further step in our strategy to strengthen our position in the markets in which we operate. As the VimpelCom Group focuses on an ambitious digital transformation, we are investing in revolutionizing our technology core and product portfolio. We look forward to bringing innovative new products and services to our customers in Pakistan.”

Chairman of Dhabi Group, His Highness Sheikh Nahayan Mabarak Al Nahayan, said: “I am very happy that we have arrived at this milestone today which marks a unique moment for the Pakistan telecom sector. It is very positive news for Pakistan’s economy. The Dhabi Group remains committed to Pakistan and its economic progress and I would like to thank all the relevant authorities for their support in closing this transaction. I am confident that together, the combined businesses will continue to deliver excellence to their customers while contributing positively to the business environment in Pakistan.”

Mobilink and Warid will benefit from VimpelCom’s USD 1 billion1 investment into building one of the largest and most ambitious IT infrastructures in the industry. The Group’s new digital systems will enable faster roll-out of new local products and services, particularly in the areas of mobile entertainment, communications, the Internet of Things, and mobile financial services. Through this, Pakistan’s digital development will be elevated to the next level, further reducing the digital divide.

VimpelCom, GTH and Dhabi Group announced the agreement to combine their Pakistan telecommunication businesses on 26 November 2015. The completion of the transaction follows regulatory approval2 from all the relevant authorities and the subsequent exchange of shares. Mobilink has completed the acquisition of 100 percent of Warid’s shares, and the Dhabi Group Shareholders have acquired 15 percent of the shares of Mobilink3.

With the completion of the merger transaction, Mobilink now enters the next major phase of its transformation and Chief Executive Officer Jeffrey Hedberg will hand over the CEO role of Mobilink and Warid to Aamir Ibrahim, currently Chief Commercial Officer and Deputy CEO of Mobilink. Aamir will drive forward and execute the Mobilink and Warid integration, supported by a world-class transformation team from the VimpelCom Group. Mobilink’s turnaround over the past two years has shown significant improvements in service revenue growth (from -5% to +12% year on year), ARPU (from -11% to +15% year on year) and increased EBITDA margins (from -3 p.p. to +4 p.p year on year).

[1]	The Group-wide contract with Ericsson is for a seven-year period with an option to extend. Link to press release
[2]	Approval, in some cases, is subject to specified remedial actions or conditions.
[3]	Subject to potential post-completion earn out adjustments against a pre-agreed formula.

With effect from today, the Mobilink board is chaired by His Highness Sheikh Nahyan Mubarak Al Nahyan, with Jon Eddy as Vice Chairman and consists of five other directors nominated by VimpelCom and GTH. The Warid board is chaired by His Highness Sheikh Nahyan Mubarak Al Nahyan, with Jon Eddy as Vice Chairman and consists of three other directors nominated by VimpelCom and GTH. On conclusion of the legal merger, the combined entity will have a single board and management structure. As of today, Aamir Ibrahim becomes the CEO of both Mobilink and Warid. Andrew Kemp, the current CFO of Mobilink, will also assume the Warid CFO role.

Jeffrey Hedberg, Chief Executive Officer of Mobilink, said: “Today we are delighted to bring Mobilink and Warid together. Personally, it has been an exciting and rewarding journey and I will look back with deep pride at how our Mobilink team has worked tirelessly through this rapid turnaround to make the company so successful. The results speak for themselves. I have worked closely with Aamir and the team over the last two years and as I hand over the baton, I have full confidence that Mobilink and Warid will grow from strength to strength.”

The legal merger of the two companies, which will result in one merged legal entity having the same board, and management described above, is expected to be completed within approximately six months, subject to the fulfilment of the required legal processes in Pakistan. Mobilink and Warid will shortly file a petition to the Islamabad High Court in order to commence the process of legal merger.

As previously stated, the transaction is expected to create capex and opex synergies with a net present value of approximately USD 500 million with an annual run rate of well over USD 100 million of free cash flow improvements by year three. The combined revenue of both companies for the 12 months to March 2016 was USD 1.4 billion4.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, anticipated benefits from the Pakistan merger, including network improvements and synergies; and future market developments and trends. The forward-looking statements included in this release are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: the expected benefits of the transaction may not materialize as expected or at all, due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the synergies anticipated; the businesses of either or both of Mobilink or Warid may not perform as expected due to uncertainty or other market factors; and other risks and uncertainties beyond the parties’ control may materialize. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended 31 December 2015 filed with the SEC and other public filings made by the Company with the SEC. The forward-looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in these presentations, or to make corrections to reflect future events or developments.

[4]	For further information please see presentation from 26 November 2015.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “WIND”, “Djezzy”, “Mobilink”, “Kyivstar”, “banglalink” and “Telecel”. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com.

About Global Telecom Holding

GTH, which is 51.9% owned by VimpelCom Limited, is a leading international telecommunications company operating mobile networks in high growth markets in Africa and Asia, having a total population under license of approximately 401 million as of 31 March 2016. GTH operates mobile networks in Algeria (“OTA”), Pakistan (“Mobilink”), and Bangladesh (“Banglalink”). GTH reached more than 86 million customers as of 31 March 2016. GTH is traded on the Egyptian Exchange under the symbol (GTHE.EY), and on the London Stock Exchange, its GDRs are traded under the symbol (GLTD:LI). For more information visit: http://www.gtelecom.com.

About Dhabi Group

Dhabi Group / Dhabi Holdings manages the investments of His Highness Sheikh Nahyan Mubarak Al Nahyan and his affiliates, which span various sectors and geographies, particularly: Telecommunication (Warid & Wateen, Pakistan), Banking & Financial Services (Bank Alfalah, Pakistan), Real Estate, Energy (Oil & Gas / Geothermal), Healthcare and Construction in South Asia (Pakistan), Eastern Africa (Uganda), GCC (mainly UAE) and the Caucasus/Black-Sea Region (Georgia, Turkey).

Contact information

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com

Investor Relations

VimpelCom Ltd.

Kseniia Gangrskaia

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)